UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Sesa Sterlite Limited

Other Events

The Board in their Meeting held on September 5, 2014 considered and recommended passing following enabling resolutions seeking Shareholders approval through postal ballot pursuant to Section 110 of the Companies Act, 2013 read with Companies (Passing of the Resolution by Postal Ballot) Rules, 2011:-

1.	Enabling resolution for increase in the Borrowing limits of the Company from INR 60,000 crores to INR 80,000 crores

2.	Creation of Charge / Mortgage over properties of the Company for the purpose of borrowing;

3.	Enabling resolution for approval for Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities within the overall borrowing limits of the Company;

4.	Enabling resolution for Issue of Convertible Securities upto Rs. 6,000 crores;

5.	Enabling resolution for Private Placement of Non-Convertible Debentures (NCDs) and /or other Debt Securities with warrants upto Rs.4000 crores; and

6.	Re-appointment of Mr. Dindayal Jalan as Whole Time Director designated Chief Financial Officer for two (2) years till September 30, 2016.

The above items are in nature of enabling resolutions for seeking Shareholders approval and are also due to changes brought in the Companies Act, 2013 and rules framed thereunder.

A copy of the Postal Ballot Notice will be submitted in due course.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2014

SESA STERLITE LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary